Exhibit 12

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2008	2007	2006	2005	2004
Income (loss) from operations before income taxes	$370	$535	$308	$132	$(112)
Add (deduct):
Fixed charges	447	515	536	534	580
Capitalized interest	(10)	(10)	(5)	(5)	(3)
Amortization of capitalized interest	6	6	6	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	10	(11)	6	1	16
Distributions from equity investments	3	4	3	2	6
Distributions on preferred units	(9)	(9)	(14)	(27)	(37)
Issuance costs of redeemed preferred units	—	—	(6)	(4)	(4)

Adjusted earnings	$817	$1,030	$834	$639	$452

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$375	$444	$460	$452	$489
Capitalized interest	10	10	5	5	3
Distributions on preferred units	9	9	14	27	37
Issuance costs of redeemed preferred units	—	—	6	4	4
Portion of rents representative of the interest factor	53	52	51	46	47

Total fixed charges and preferred unit distributions	$447	$515	$536	$534	$580

Ratio of earnings to fixed charges and preferred unit distributions	1.8	2.0	1.6	1.2	—
Deficiency of earnings to fixed charges and preferred unit distributions	$—	$—	$—	$—	$(128)

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